UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Address of Principal Executive Office.

Infobird Co., Ltd (the “Company”) has changed the address of its principal executive office from Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102 to Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102. The prior lease for Rooms 12A05 and 12A06 was terminated in September 2022. The Company entered into a new lease on September 27, 2022, a copy of which is attached hereto as Exhibit 99.1, for its principal executive office located at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102, consisting of approximately 210 square meters of office space, and such lease terminates on March 31, 2023.

Change in Directors.

On October 11, 2022, Harry D. Schulman notified the Company that he resigned from his positions as a member of the Board of Directors (the “Board”) and as a member and the chair of the Audit Committee of the Board, all effective as of October 14, 2022.

On October 14, 2022, Dongliang Jiang and Hanbin Xiao were removed from their positions as members of the Board, effectively immediately.

On October 14, 2022, Qian Qu, Yi Ting Song and Cheuk Yee Li were appointed as members of the Board to fill such vacancies, and Qian Qu was appointed as a member and the chair of the Audit Committee of the Board, effectively immediately. The Board determined that Qian Qu satisfies the independence requirements of the applicable rules and standards of The Nasdaq Stock Market LLC and the Securities and Exchange Commission, and designated her as an “audit committee financial expert” as defined by the Securities and Exchange Commission.

Qian Qu, age 36, has served as financial director of Beijing Yunyingbao Technology Ltd, an internet e-commerce company, since March 2020. From April 2016 to March 2020, Ms. Qu served as financial director of Jiangsu Seif Green Food Development Ltd, a trading company. From May 2015 to April 2016, Ms. Qu served as senior audit manager of KCCW Accountancy Corp, a public accounting and consulting firm. Ms. Qu received a Bachelor’s Degree in Accounting from Tsinghua University.

Yi Ting Song, age 36, has served as vice president of the investment management department of Gujia (Beijing) Technology Co., Ltd., a technology company that focuses on investment banking and asset management, since July 2019. From November 2018 to March 2019, Ms. Song served as financial manager of Beijing Zhenyanlishe Trading Ltd, an internet e-commerce company. From April 2016 to October 2018, Ms. Song served as financial director of Beijing Weige investment Ltd, a company that provides investment management and consulting services. Ms. Song received a Bachelor’s Degree in Accounting from Tianjin University of Finance & Economics.

Cheuk Yee Li, age 37, has served as senior unit manager of Prudential Hong Kong Limited, an insurance company, since September 2012. From November 2011 to September 2012, Ms. Li served as sales executive of Hellmann Worldwide Logistics, a logistics services company. From April 2008 to November 2011, Ms. Li served as customer services executive of Panalpina China Limited, a transportation services company. Ms. Li received a Bachelor’s Degree in Social Sciences from Open Universities of Hong Kong.

Each of Qian Qu, Yi Ting Song and Cheuk Yee Li has no family relationships with any of the executive officers or directors of the Company, and has not had any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. There are no arrangements or understandings between each of Qian Qu, Yi Ting Song and Cheuk Yee Li and any other person pursuant to which they were selected as directors of the Company.

The Company entered into director agreements with each of Qian Qu, Yi Ting Song and Cheuk Yee Li, effective as of October 14, 2022, which agreements set forth the terms and provisions of their engagement. The director agreements are attached hereto as Exhibits 99.2, 99.3 and 99.4. The Company also entered into indemnification agreements with each of Qian Qu, Yi Ting Song and Cheuk Yee Li, effective as of October 14, 2022, pursuant to which the Company has agreed to indemnify such persons against certain liabilities and expenses incurred by them in connection with claims made by reason of their being directors of the Company. The form of indemnification agreement is attached hereto as Exhibit 99.5.

Exhibit No.	Description of Exhibit

99.1	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, Wang Tao, and Wang Yong, dated as of September 27, 2022
99.2	Independent Director Agreement between the Company and Qian Qu, dated as of October 14, 2022
99.3	Director Agreement between the Company and Yi Ting Song, dated as of October 14, 2022
99.4	Director Agreement between the Company and Cheuk Yee Li, dated as of October 14, 2022
99.5	Form of Indemnification Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2022

INFOBIRD CO., LTD

By:	/s/ Yimin Wu
Name: Yimin Wu
Title: Chief Executive Officer and Chairman of the Board of Directors